SCH TO-C
Exhibit 99.1

From:       Silicon Image, Inc.
To:           All Employees
Subject:   Stock Option Exchange Program
Date:        July 30, 2010

Silicon Image Stock Option Exchange Program Coming Soon

As you know, the Stock Option Exchange Program was approved by shareholders at our annual meeting held on May 19, 2010. We currently expect to launch the program on Wednesday, August 4, 2010, after the stock market closes. All eligible employees will receive an email notification once we launch the program that will contain more information about the specific terms of the Stock Option Exchange Program and how to participate. Below you will find a basic outline of the program. If you would like to learn more about the Stock Option Exchange Program prior to its formal launch on August 4, 2010, please read the proposal to approve the program in our definitive proxy statement filed with the SEC on April 14, 2010 at www.sec.gov.  It is also available in the SEC Filings section of our investor relations website at http://ir.SiliconImage.com.

ELIGIBILITY

The Stock Option Exchange Program will be open to employees who hold eligible options who are employed by Silicon Image on the date the offer commences and remain employed through the expiration date of the offer.  Non-employee members of our board of directors and our named executive officers, including our current chief financial officer, will not be eligible to participate in the offer.

Eligible options will be those options with an exercise price which is greater than the threshold price.  The threshold price will be measured as of the start date of the Stock Option Exchange Program and will be equal to the greater of the (1) 52-week high price of our common stock or (2) 150% of the closing stock price on the day before the start date of the Stock Option Exchange Program.

EXCHANGE DETAILS

The number of RSUs you will receive in exchange for your eligible options will depend on the number and exercise price of the options you tender for exchange.  The exchange ratios will be determined on the day before the start date of the Stock Option Exchange Program and in a manner intended to result in the issuance of RSUs that have a fair value approximately equal to the fair value of the stock options they replace.

We will grant the RSUs following the expiration of the offer, on the trading day immediately after the day on which we cancel the option grants surrendered in the exchange (the "RSU grant date"). The RSUs will be granted under the terms of the Company's 2008 Equity Incentive Plan.

VESTING PERIOD

The vesting period of the RSUs that you will receive will be:
•	For all employees except Vice Presidents:
o	One year, for all RSUs received in exchange for eligible options that are vested as of August 31, 2010, with 100% vesting on the first anniversary of the RSU grant date.
o
Two years, for all RSUs received in exchange for eligible options that are unvested as of August 31, 2010, with 50% vesting on the first anniversary of the RSU grant date and 50% vesting on the second anniversary of the RSU grant date.

•
For Vice Presidents: two years, for all RSUs received in exchange for eligible options, whether vested or unvested at the time of exchange, with 50% vesting on the first anniversary of the RSU grant date and 50% vesting on the second anniversary of the RSU grant date.

All RSUs will begin to vest on the RSU grant date.

HOW TO LEARN MORE

If you want to learn more prior to the formal launch of the program, please read the proposal to approve the Stock Option Exchange Program in our definitive proxy statement filed with the SEC on April 14, 2010 at www.sec.gov.  It is also available in the SEC Filings section of our investor relations website at http://ir.SiliconImage.com.   The formal e-mail announcing the launch of the Stock Option Program will be sent to all eligible employees on August 4, 2010 and will contain more information about the specific terms of the offer, including the threshold price, the exchange ratios and the expiration date of the offer.

  The Stock Option Exchange Program described in this email has not yet commenced.  Upon commencement of the Stock Option Exchange Program, the Company will provide eligible employees with written materials explaining the precise terms of the offer to exchange certain outstanding options for new restricted stock units.  The Company will also file these written materials with the SEC as part of a Tender Offer Statement on Schedule TO.  YOU ARE URGED TO READ THESE WRITTEN MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE STOCK OPTION EXCHANGE PROGRAM.  The written materials described above and other documents filed with the Securities and Exchange Commission (the “SEC”) will be available free of charge on the SEC’s website at www.sec.gov.  In addition, you may obtain free copies of documents filed with the SEC by directing a written request to the Company at 1060 East Arques Avenue, Sunnyvale, California 94085, attention: Michael Macalintal, SEC Reporting Manager.